 As filed with the Securities and Exchange Commission on October 15, 2004

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2004

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE
October 14, 2004

TELE2 TO BECOME THE LEADING ALTERNATIVE
OPERATOR IN AUSTRIA

New York and Stockholm – Tele2 AB, ("Tele2"), (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that it has concluded an agreement to acquire UTA, the leading Austrian alternative telecommunications operator. This acquisition will propel Tele2 to the position of the principal competitor to the incumbent operator in Austria across key market segments, with the ability to offer fixed line, mobile, ADSL and unbundling services.

The combination of Tele2 and UTA creates a leading telecom operator in Austria, servicing both residential and business customers. The new venture will become the most significant competitor to the incumbent in the Austrian telecommunications market. The acquisition of UTA will position Tele2 as the prime beneficiary of the ADSL opportunity by offering Tele2 access to more than 60% of the Austrian population at the end of 2004. The acquisition will significantly lower Tele2's costs in the Austrian market by providing it with access to the backbone and local access infrastructure of UTA. Additionally, Tele2 will leverage UTA's position in the corporate market to take advantage of further cross-selling opportunities. The new venture will continue to invest in Austria and provide its residential and corporate customers with high-quality products and services at low prices.

Tele2 has agreed to acquire UTA for MEUR 213 on a debt-free basis with consideration consisting of cash and assumed debt. As of August 31, 2004, UTA had a cash position of MEUR 11.8 and substantial accumulated tax losses carried forward. The tax losses have a face value of c. MEUR 400 with a book value of approximately MEUR 47. As of the date of this press release, UTA had over 500,000 customers, 146 unbundled ADSL PoP's and 15,447 Km's of fiber optic network. UTA recorded revenues of MEUR 115 and EBITDA of MEUR 5.5 in the six months ending June 30, 2004.

The closing of this acquisition is subject to obtaining clearance from the respective Austrian anti-trust authorities.

Lars-Johan Jarnheimer, CEO of Tele2 said; "The acquisition of UTA is consistent with our strategy. First we build a customer base and create a profitable business. Then, if it makes commercial sense and we can lower our costs, we may choose to integrate backwards in a particular country. UTA gives Tele2 both infrastructure and customers making the acquisition particularly attractive. Austria's consumers and businesses will benefit from the emergence of a bigger and stronger competitor to the incumbent, providing high quality telecom services at low prices."

Tele2 is Europe's leading and profitable alternative telecom operator. Tele2 always strives to offer the market's best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have close to 25 million customers in 24 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. The share has also been listed on Nasdaq since 1997. In 2003 we had operating revenue of SEK 36,911 million and reported a profit of SEK 5,710 million (EBITDA).

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title: Chief Financial Officer

Date: October 15, 2004